UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-36600

SAJAN, INC.

(Exact name of registrant as specified in its charter)

625 Whitetail Blvd.

River Falls, Wisconsin, 54022

(715) 426-9505

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.01 per share(1)

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 1

Pursuant to the requirements of the Securities Exchange Act of 1934, Sajan, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

SAJAN, INC.

Date:	August 7, 2017	By:	/s/ Shannon Zimmerman
Shannon Zimmerman
Executive Vice President Global Content Solution

(1)  Effective July 19, 2017, Amplexor Falcon, Inc., a wholly-owned subsidiary of Amplexor USA Inc., a Delaware corporation (“Buyer”), merged with and into Sajan, Inc. (“Sajan”), in a merger in which each then outstanding share of Sajan common stock (other than shares held in Sajan’s treasury immediately prior to the effective time of the Merger, which were cancelled and retired without payment, and any dissenting shares) was converted into the right to receive $5.83 per share in cash and Sajan became a wholly-owned subsidiary of Buyer.